UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ) *

Massachusetts Fincorp, Inc.
(Name of Issuer)

Common Stock par value $.01 per share
(Title of Class of Securities)

57564R-10-8
(CUSIP Number)

December 31, 1999
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x]    Rule 13d-1 (b)

[  ]    Rule 13d-1 (c)

[  ]    Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57564R-10-8                            13G                     Page 2

1.	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Massachusetts Co-operative Bank Employee Stock Ownership Plan IRS ID No. 04-1590123
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION State chartered stock savings institution's employee stock benefit plan organized in Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. 6. 7. 8.	SOLE VOTING POWER 34,910 SHARED VOTING POWER 8,728 SOLE DISPOSITIVE POWER 43,638 SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,638
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0% of 545,481 shares of Common Stock outstanding as of December 31, 1999
12.	TYPE OF REPORTING PERSON* EP

*SEE INSTRUCTION BEFORE FILLING OUT!

THE MASSACHUSETTS CO-OPERATIVE BANK
EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE 13G
Item 1 (a) Item 1 (b) Item 2 (a) Item 2 (b) Item 2 (c) Item 2 (d) Item 2 (e) Item 3 Item 4 Item 5 Item 6 Item 7 Item 8 Item 9 Item 10

Name of Issuer:
Massachusetts Fincorp, Inc.

Address of Issuer's Principal Executive Offices:
70 Quincy Avenue
Quincy, Massachusetts 02169

Name of Person Filing:
The Massachusetts Co-operative Bank
Employee Stock Ownership Plan
Trustee:    First Bankers Trust Company
                 2321 Koch's Lane
                 P. O. Box 3566
                 Quincy, Illinois 62305-3566

Address of Principal Business Offices or, if none, Residence:
70 Quincy Avenue
Quincy, Massachusetts 02169

Citizenship:
State chartered stock savings institution's employee stock benefit plan organized in Massachusetts.

Title of Class of Securities: Common Stock par value $.01 per share

CUSIP Number: 57564R-10-6

The person filing this statement is an employee benefit plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Ownership. As of December 31, 1999, the reporting person beneficially owned 43,638 shares of the issuer. This number of shares represents 8.0% of the common stock, par value $.01, of the issuer, based upon 545,481 shares of such common stock outstanding as of December 31, 1999. As of December 31, 1999, the reporting person has sole power to vote or direct the vote of 34,910 of the shares and shares voting power over 8,728 shares. The reporting person has the sole power to dispose or direct the disposition of 43,638 shares of common stock.

Ownership of Five Percent or Less of a Class.
N/A

Ownership of More than Five Percent on Behalf of Another Person.
N/A

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
N/A

Identification and Classification of Members of the Group.
N/A

Notice of Dissolution of Group
N/A

Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2000
___________________________________
(Date)

/s/ Paul C. Green
___________________________________
(Signature)

Committee Member
____________________________________
(Title)